EXHIBIT 99.3
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation in the Registration Statements on Form F-3 (File No. 333-14148) and on Form F-9 (File Nos. 333-120133 and 333-106592) of Barrick Gold Corporation and the Registration Statements of Form F-9 of Barrick Gold Finance Company (File No. 333-120133-01) and Barrick Gold Inc. (File Nos. 333-120133-02 and 333-106592-01) of our report dated February 21, 2006 relating to the consolidated financial statements, which appear in the Annual Report to Shareholders, which is contained in Exhibit 1 to this Form 6-K.
/s/  PricewaterhouseCoopers LLP
Toronto, Ontario
March 31, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International
Limited, each of which is a separate and independent legal entity.